June 22, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Sand Hill IT Security Acquisition Corp. Registration Statement on Form S-4 Filed December 16, 2005 File No. 333-130412

Ladies and Gentlemen:

Sand Hill IT Security Acquisition Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of the Registration Statement on Form S-4 (No. 333-130412) to 5:00 p.m., Eastern Standard time, on June 23, 2006 or as soon thereafter as is practicable. The undersigned confirms that the Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities being registered pursuant to the aforementioned Registration Statement.

Furthermore, the Company acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to the Company’s counsel, Gregory J. Schmitt, via telephone at (214) 855-4305, confirmation of the exact time at which the Registration Statement was declared effective.

Very truly yours,

SAND HILL IT SECURITY ACQUISITION CORP.

By: /s/ Humphrey P. Polanen
Humphrey P. Polanen,
Chief Executive Officer